Exhibit 99.2

CONSENT OF INDEPENDENT REGISTRERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-144798, No. 333-147058, No. 333-158057, No. 333-152206, No. 333-181069  and No. 333-165630), Form F-3 (No. 333-116044, No. 333-133330, No. 333-148504 and No. 333-150015) of BluePhoenix Solutions Ltd. of our reports dated April 17,2012, except for notes 11,12,13  and 14 which are  as of December 20, 2012, relating to the consolidated financial statements of BluePhoenix Solutions Ltd., included in this Annual Report.

/s/ Ziv Haft Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

Tel Aviv, Israel
December 20, 2012